Filed by Stratos Lightwave, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 0-30869
Subject Company: Stratos Lightwave, Inc.

This communication is not a solicitation of a proxy from any security holder of Stratos or Sterling Holding, and Stratos will be filing with the SEC a definitive joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Sterling Holding with a subsidiary of Stratos. WE URGE INVESTORS TO READ THE DEFINITIVE VERSION OF THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Stratos will be available free of charge from Stratos Investor Relations, 7444 W. Wilson Avenue, Chicago, Illinois 60706-4549.

Stratos and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Stratos in connection with the merger. Information about the directors and executive officers of Stratos and their ownership of Stratos stock is set forth in the Form 10-K/A filed with the Securities and Exchange Commission on August 28, 2003.

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL OF STRATOS LIGHTWAVE, INC. AND STERLING HOLDING COMPANY ON THURSDAY, AUGUST 28, 2003:

Operator:	Good afternoon, my name is Gerald, and I will be your conference facilitator today.

At this time I would like to welcome everyone to the Stratos Lightwave First Quarter Fiscal 2004 Conference call. All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks there will be a question and answer period. If you would like to ask a question during this time, simply press Star then the number 1 on your telephone keypad. If you would like to withdraw your question, press the Pound key.

Thank you. Mr. McGinley, you may begin your conference.

James McGinley:	Thank you, good afternoon everyone. I’m Jim McGinley, and welcome to Stratos Lightwave’s Fiscal 2004 First Quarter Conference call.

Before we get started I want to read you our Safe Harbor agreement.

Information on this call contains predictions, estimates and other forward-looking statements regarding anticipated revenue growth, customer orders, manufacturing capacity and financial performance.

All forward-looking statements on this call are based on information available to the company as of the date hereof. And we assume no obligation to update any such forward-looking statements.

Forward-looking statements are subject to risk and uncertainties, and actual results may differ materially from any future performance suggested.

These factors include rapid technological change in the optical communications industry, fluctuations in operating results, the company’s dependence on a few large customers, and competition.

Other risk factors that may affect the company’s performance are listed in the company’s annual report on Form 10K and other reports filed from time to time with the Securities and Exchange Commission.

Information provided on this call is not a solicitation of a proxy from any security holder of Stratos Lightwave or Sterling Holding. And Stratos has filed with the Securities and Exchange Commission a preliminary joint proxy statement prospectus.

We urge investors to read the joint proxy statement prospectus and any other relevant documents we’ve filed with the SEC. They will contain important information.

Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Stratos will be available free of charge from Stratos’ Investor Relations. Thank you.

With me today is David Slack, our Executive Vice President of Finance and Chief Financial Officer. After a review of our business operations, Dave will review our financial results in more detail.

Sales for the first quarter were $6.6 million, slightly below our guidance provided on our fourth quarter conference call.

The sales breakdown for the first quarter was 35% data networking, 31% metro telecom, 17% military government, 5% storage. And the remaining 12% fell into the Other category.

Although our gross margins were negative for the quarter, we continued to make strides in our cost reduction initiatives.

As stated previously, our focus is centered on conserving cash and our balance sheet, even if it comes at the expense of revenue and market share.

Our industry continues to be pressed by declining pricing and lackluster demand. We continue to scrutinize all of our product lines and business units, all of which have had timetables to achieve profitability.

In spite of the (over-funded) and overcrowded arena we compete in today, we believe that optical technology will grow to be a pervasive technology in many areas in addition to our traditional storage, data networking and telecom markets.

Although we have had to remain patient in our efforts to return Stratos to profitability, we continue to be excited about our longer-term prospects.

We have redirected approximately 70% of our R&D to new, non-MSA products to serve a broader range of customers and markets.

Stratos has a world-class engineering team. And we are focused on ensuring that we deploy these resources on the right missions with the right customers.

The active subsystem part of our business, which mainly consists of our transceiver business today, continues to struggle in a very difficult environment.

Although sales declined 16% in the first quarter of the fiscal year compared to the fourth quarter of Fiscal Year 2003, we managed to reduce our operating loss by approximately 30%. With recent plant closures in California and Florida we expect further improvements in the second quarter.

Benefits of our new product initiatives with our active subsystems are not expected to gain significant traction for another nine to 12 months; however, we believe some of our best opportunities for explosive growth in the future reside in the potential of these product lines.

Sales our harsh environment, flex circuits and CWDM products grew modestly in the first quarter. More importantly, we expect double-digit growth for these three product lines in the second quarter.

The sales growth combined with facility closures in both New York and California have positioned these businesses to become profitable in the very near future.

At this time I’d like to turn over the call to Dave Slack, who can go into more detail on our financials. Dave?

David Slack:	Thanks, Jim.

Net sales for the first quarter of Fiscal 2004 were $6.6 million, a sequential decrease of 11% from $7.4 million for the fourth quarter of Fiscal 2003, and 39% less than the $10.7 million reported for Q1 of 2003.

We also reported license fees and royalty income for the first quarter of $506,000.

The net loss for the first quarter of Fiscal 2004, based on Generally Accepted Accounting Principles or on a GAAP basis was $7.3 million or 99 cents per share, compared with $62.6 million, or $8.52 cents per share for the fourth quarter of Fiscal 2003, and $11.9 million or $1.63 per share for the first quarter of Fiscal 2003.

The fully diluted share count for the first quarter of Fiscal 2003 has been adjusted to reflect the one-for-ten reverse stock split effective as of October 21, 2002.

The company reported a non-GAAP net loss for the first quarter of $4.1 million or 56 cents per share, compared with a non-GAAP net profit of $1.5 million or 21 cents per share for the fourth quarter of Fiscal 2003 and a non-GAAP net loss of $6.5 million or 89 cents per share for the first quarter of 2003.

The non-GAAP results for the first quarter excluded charges of $1.7 million or 23 cents per share, including $865,000 for employee severance and related benefit costs; an inventory reserve of $495,000; a write-off of prepaid expenses related to merger and acquisition activities of $290,000; and other restructuring costs of $39,000; as well as a gain of $1.2 million from the sale of our former bandwidth semiconductor subsidiary.

The non-GAAP results for the quarter also included an estimated tax credit of $2.7 million.

We again did not have any customers accounting for 10% or more of our net sales during Q1.

Customer visibility and ordering patterns continued to be inconsistent, and the book-to-bill ratio for the quarter was slightly under one.

Our total sales order backlog as of July 31, 2003 was $4.7 million.

Orders have improved moderately with a 1.47 book-to-bill ratio for the three weeks ended August 23, which is the first three weeks of Q2. And the total backlog at that date was $4.6 million.

Passive interconnects have shown some recent signs of modest strengthening, but customer and market visibility remains very difficult.

Given our Q1 revenues, low volumes have continued through the period, with competition keeping MSA pricing extremely competitive, compressing opportunities even further.

We continue to reduce our cost structure, but these factors have challenged our ability to improve the contribution margins on our traditional products.

Even so, while on a non-GAAP basis gross margin was still below breakeven, it did show some improvement to a negative 2.3%, or $149,000, and a positive 5.9%, or $388,000 on a cash basis, from a negative 16.2%, or $1.2 million, for Q4 of 2003, and a negative 9.4%, or $690,000 on a cash basis.

The non-GAAP gross margin for Q1 of 2003 was a positive 3.3%, or $352,000, and 18.7% or $2 million on a cash basis.

We have continued aggressive reduction of our manufacturing overhead costs, with non-GAAP factory overhead other than depreciation reduced an additional 28% in Q1 compared to Q4 of 2003.

Just as a note, in addition to the cost reductions just mentioned, the quarterly depreciation expense related to factory overhead has declined by approximately $1.1 million per quarter as a result of the impairment to long-lived assets that we previously announced in Q4.

We have already completed much of our previously announced plan for the consolidation of our manufacturing activities, product groups, locations, staff and long-lived assets, and expect what remains to be completed by the middle of Q2.

In sum, we have reduced manufacturing costs excluding depreciation as follows: direct labor by 45% since Q1 of 2003 and 72% since Q1 of 2002; indirect, supervisory and manufacturing management by 23% since Q1 of 2003, and 35% since Q1 of 2002; variable expenses and supplies by 51% since Q1 of 2003 and 61% since Q1 of 2002; and overall manufacturing overhead by 22% since Q1 of 2003 and 40% since Q1 of 2002.

We’ve made some progress on inventory and supply chain management, even in the low-visibility environment.

With the exception of a reserve of approximately $600,000 related to the deactivation of the machinery portion of our AIT Group, we have not incurred any significant inventory reserves for the past couple of quarters.

We have shipped approximately $600,000 in previously reserved inventory during that period.

Otherwise, we are continuing our efforts to control material costs through purchase controls and a significant focus on scrap reduction and yield improvements.

While sales price pressure as described above continues to make improvements in material contributions difficult, we are moving forward in all other aspects of the procurement process and material usage to position ourselves well going forward.

In addition we continue to focus on operating expenses. On a non-GAAP basis, other than depreciation, we reduced R&D by another 5% compared to Q4, by 59% since Q1 of 2003 and 66% since Q1 of 2002.

Although sales and marketing expenses increased slightly by 6% from Q4, they are down 32% since Q1 of 2003 and 33% since Q1 of 2002.

General and administrative were down 5% compared to Q4, up 18% from Q1 of 2003, but reduced 25% overall since Q1 of 2002.

If we further exclude the significant legal costs we’ve incurred in the last couple of quarters, G&A is down 21% since Q1 of 2003 and 51% since Q1 of 2002.

Again, just as a note, in addition to the cost reductions just mentioned, the quarterly depreciation expense included in operating expenses has also declined by approximately $1.1 million per quarter as a result of the impairment to long-lived assets that we previously announced in Q4.

So, to review our overall consolidation plan and its status, we completed the sale of our bandwidth semiconductor unit on May 28, 2003.

We are completing the consolidation of our MSA product lines into our Chicago location. And we have significantly scaled back our location in California.

We have completed the transfer of our embedded fiber and wire technology into our Chicago location, with the intention of eliminating a location in New York.

We are in the process of consolidating the business activities and product development of our CWDM products into our Chicago location, with a target for completion by the end of Q2.

We are nearing completion of the consolidation of our remaining internal manufacturing capabilities in our Chicago location.

We have consolidated remaining assets as required to support the preceding missions, and impaired the remaining idle assets with the intention of eliminating them.

We expect that these consolidation efforts will leave us with a remaining staff in the range of 325 to 330 associates.

These consolidations allowed us to reduce our manufacturing overhead and operating costs on a non-GAAP basis net of depreciation by an additional 10% in Q1 as compared to Q4.

Execution will remain critical, combined with opportunity-specific focused product development to improving our financial performance; however, the consolidation efforts that I’ve just described have allowed us to reduce our operating loss on a on-GAAP basis for Q1 net of depreciation by approximately $1.3 million compared to Q4 of 2003 and $1.8 million compared to Q1 of 2003.

Net use of cash was $316,000 for Q1, ending the quarter with a balance of $61.2 million in cash and short-term investments.

Uses and sources included $5.9 million used to fund operating losses; $4.8 million contributed by changes in working capital; $1.3 million used for capital expenditures; $900,000 paid on long-term debt and $3 million earned on the disposal of assets held for sale.

We are continuing to be pretty guarded in our outlook. But with the completion of our current phase of consolidation by the end of Q2, our objectives will obviously continue to focus on cash-flow improvement.

And we believe that the opportunity is there to continue that progress, even while we continue to invest in our integrated product and customer strategy going forward.

Average DSOs for trade accounts receivable in Q1 of 2004 increased a bit further to 74 from 71 in Q4, again due in part to sales declining sequentially.

Net inventories declined slightly by 3%, although turns on a sales basis decreased to 3.4% from 4.4% for Q4 of 2003.

We continued to maintain tight limits on capital spending, although we did bring in two major pieces of equipment at our location in the U.K.

as planned — to support both our expanded beam or harsh environment mission and our specialty fiber mission.

Net Cap-Ex was $1.3 million for Q1, with about 70% of that in our U.K. location. And this was an increase from just over $300,000 in Q4.

I would now like to turn things back to Jim McGinley for additional comments on our business strategy and outlook. Jim?

James McGinley:	Thank you, Dave.

As many of you are aware, we filed a registration statement this week with the Securities and Exchange Commission regarding the acquisition of Sterling Holdings, which we expect to close in the October / November timeframe.

We are excited by the prospects of the Sterling acquisition. Sterling is a privately held company that designs and manufactures best-in-class RF and microwave products via its two operating units, Trompeter Electronics and (Simplex).

As stated in our last conference call held on July 7, this acquisition provides a number of significant benefits to Stratos shareholders.

In support of our diversification strategy that began over nine months ago, this combination with Sterling will accelerate our penetration into a number of new and attractive market segments for the company.

In addition, the new company will broaden its product offerings and technology capabilities to better serve our shared customer base.

Furthermore, Stratos shareholders will benefit by the combination with a company that has a long history with many first-tier accounts and a high caliber management team focused on customer satisfaction and shareholder value.

And finally, the company gained significant scale in revenues and cash flow, with no additional debt and excellent shareholders strengthening its position as a standalone company.

Now returning to Stratos’ business outlook and guidance for the second quarter, we believe Stratos’ sales will be in the range of $6.5 to $7.5 million. We believe the fundamentals of our business are improving; yet economic conditions will continue to have a large impact on our results going forward.

Although we continue to execute on our targeted cost structure reductions, the reduced sales outlook continues to delay our ability to become cash flow positive.

In spite of the difficult business environment, we remain confident that our new initiatives and strategies are providing Stratos a solid foundation for the company’s future.

Thank you. At this time I’d like to turn the call over to questions.

Operator:	Ladies and gentlemen, if you wish to ask a question, simply press Star then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from the line of (Christopher Zhinko) with CIBC World Markets.

(Christopher Zhinko):	Hey guys, it’s (Chris) calling for Jim.

So it’s sounds like Sterling is still on track for everything going on there in integration. Can you just comment on the timeline of that a little bit?

James McGinley:	Well to the best of our knowledge, we as you know filed just in the last couple of days our preliminary proxy statement. And depending on the SEC review and comments, will certainly have a big impact on the timing.

We’re still very hopeful that we can get this thing done in the October, at the latest November timeframe. But it will be dependent obviously on how the review process goes.

(Christopher Zhinko):	Right. And a little bit of help if you could on the operating expenses for next quarter, what we should be looking for there. It seemed to have picked up just a little bit when you look at the total non-GAAP numbers from the April quarter.

Where do you see that heading in the October quarter, since most of the consolidation has been already done?

David Slack:	Well I think that — did I hear you mention that you saw an up-tick in operating expenses? I think that our Q1 reflects a significant amount of the cost reduction on a non-GAAP basis. And we expect to see the rest of it by Q2.

I think that total expense of operations, other than prime costs, were down about 10% Q1 over Q4. And I think that it’s possible that by the end of Q2 it might be down another 8 to 10% over Q4.

(Christopher Zhinko):	Okay, thanks gentlemen.

Operator:	Again ladies and gentlemen, if you have a question please press Star then the number 1 on your telephone keypad.

There are no additional questions at this time, gentlemen.

David Slack:	Okay, well we thank you for your participation in our Q1 Conference call. And we look forward to commenting again next quarter. Thank you very much.

Operator:	This concludes today’s teleconference. You may now disconnect.

END